Room 4561

September 18, 2006

Mr. Eberhard Schoeneburg
Chief Executive Officer
Artificial Life, Inc.
4601 China Online Centre
333 Lockhart Road
Wanchai, Hong Kong

>   **Re: Artificial Life, Inc.**
>   **Form 10-KSB for the Year Ended December 31, 2004**
>   **Filed March 31, 2005**
>   **Form 10-KSB for the Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **File No. 0-25075**

Dear Mr. Schoeneburg:

We have reviewed your response letter dated August 8, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Concentration and Credit Risk, page F-7

1.   We have read your response to prior comment number 1 and it remains unclear to us how you have applied paragraph 5 of EITF 00-3. Please describe the hosted "game server" that controls the game play, allows access to the game, and triggers the billing in more detail. Explain whether this element includes software and, if so, specifically address whether your customers have the contractual right to take possession of that hosted software at any time during the hosting period without significant penalty and it is feasible for the customers to either run the software on their own hardware or contract with another party unrelated to you to host the software.

2.   Under the accounting model that you describe for your 3G mobile games, you make no reference to allocating any revenue to the "game server" element that is "always" hosted by you. Paragraph 6 of EITF 00-3 clearly states that a hosting service within the scope of SOP 97-2 "should be recognized as the service is provided." Further, revenue may only be allocated to the hosting element and recognized separate from the delivered elements (assuming use of the residual method described in SOP 98-9) if VSOE exists for that hosting service. Absent such VSOE, the entire arrangement would be recognized over the hosting period. Please explain to us how your revenue recognition practices comply with this guidance.

3.   We have read your response to prior comment number 2 and we reiterate our previous concerns and do not agree with your assertion that SOP 97-2 or EITF 00-21 are not "directly applicable." Please expand on your rationale for recognizing these revenues up-front absent the existence of VSOE for the undelivered elements beyond indicating that you do not believe that deferral would be appropriate.

4.   We have read your response to prior comment number 3. Please explain to us the extent of up-front revenue that has been recognized related to arrangements that also include undelivered elements for which you may not have VSOE. In addition, explain the extent to which you have recognized revenues related to the 3G mobile games that are described in your response to prior comment number 1.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding this comment.

Sincerely,

Brad Skinner
Accounting Branch Chief